Via EDGAR (Correspondence)

April 25, 2016

Mr. Gus Rodriguez, Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 8-K

Filed February 23, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

File No. 001-09305

Dear Mr. Rodriquez:

We refer to the comment letter dated April 11, 2016 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 8-K of Stifel Financial Corp. filed with the Commission on February 23, 2016 and Form 10-K for the fiscal year ended December 31, 2015 of Stifel Financial Corporation filed with the Commission on March 1, 2016. In that letter, you requested that we submit our responses to you within 10 business days. While we have made significant progress in preparing our responses to your inquiries, our process is not yet complete. As a result, we respectively request additional time to complete our responses. We expect to be able to complete our reply no later than Wednesday, May 4, 2016, but hope to have the process completed prior to that date.

Thank you for your consideration. If you have any questions regarding the foregoing, do not hesitate to contact the undersigned at (314) 342-2000.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer
David M. Minnick, Senior Vice President and General Counsel
Mark P. Fisher, Senior Vice President and General Counsel